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02021747

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAY 30 2002
WASH. D.C. 164 SECTION

SEC FILE NUMBER
8- 51793

FV 6/7/02

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2001 (MM/DD/YY) AND ENDING MARCH 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Croix Securities, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1835 Market Street, Suite 420
(No. and Street)

PHILADELPHIA (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Andrews (215) 789-3300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name — if individual, state last, first, middle name)

1185 Avenue of the Americas, Ste 500 (Address) NEW York (City), NY (State) 10036 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer L. Andrews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Croix Securities, Inc, as of March 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

____
Title

[signature]
Notary Public

NOTARIAL SEAL
COLLEEN A. ZEBLEY-WALLS, Notary Public
City of Philadelphia, Phila. County
My Commission Expires February 20, 2006

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROIX SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

MARCH 31, 2002

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

CONTENTS
March 31, 2002

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Croix Securities, Inc.

We have audited the accompanying statement of financial condition of Croix Securities, Inc. (a wholly owned subsidiary of Universal Trading Technologies Corporation which is a subsidiary of the Ashton Technology Group, Inc.) as of March 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Croix Securities, Inc. as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

May 13, 2002

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com

CROIX SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2002

ASSETS	
Cash	$ 79,890
Deposit with Clearing Organization	75,000
Due from Affiliates	52,395
Property and Equipment, at cost, net of accumulated depreciation of $14,885	4,405
Membership in Exchange, at cost (market value $50,000)	69,752
Other Assets	5,563
Total Assets	$ 287,005
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts Payable and Accrued Expenses	$ 18,082
Due to Affiliates	3,719
Total liabilities	21,801
Stockholders' Equity:	
Common stock - no par value; authorized 1,000 shares, issued and outstanding 200 shares	200
Additional paid-in capital	726,403
Accumulated deficit	(461,399)
Total stockholder's equity	265,204
Total Liabilities and Stockholder's Equity	$ 287,005

See Notes to Financial Statements

STATEMENT OF OPERATIONS

Year ended March 31, 2002

Revenue:	
Commissions	$2,187,514
Interest income	2,034
Total revenue	2,189,548
Expenses:	
Realized loss on sale of trading securities	86,422
Regulatory and exchange fees	2,121,105
Clearing fees	184,611
Professional fees	9,000
Depreciation	6,786
General and administrative	67,922
Total expenses	2,475,846
Net loss	$ (286,298)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended March 31, 2002

	Capital Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at March 31, 2001	$200	$376,403	$(175,101)	$ 201,502
Net loss			(286,298)	(286,298)
Capital contribution from Parent		350,000		350,000
Balance at March 31, 2002	$200	$726,403	$(461,399)	$ 265,204

See Notes to Financial Statements

STATEMENT OF CASH FLOWS

Year ended March 31, 2002

Cash flows from operating activities:	
Net loss	$(286,298)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	6,786
Loss on disposal of fixed assets	1,567
Changes in operating assets and liabilities:	
Decrease in commissions receivable - customers	4,200
Decrease in commissions receivable - clearing organization	16,701
Increase in due from affiliates	(50,656)
Decrease in other assets	1,155
Decrease in accounts payable and accrued expenses	(31,298)
Increase in due to affiliates	3,719
Net cash used in operating activities	(334,124)
Cash flows from financing activity - capital contributions from Parent	350,000
Net increase in cash	15,876
Cash at beginning of year	64,014
Cash at end of year	$ 79,890

See Notes to Financial Statements

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Croix Securities, Inc. (the "Company") is registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. and the Philadelphia Stock Exchange. The Company is a Delaware corporation that is a wholly owned subsidiary of Universal Trading Technologies Corporation (the "Parent"), which is a subsidiary of the Ashton Technology Group, Inc.

The Company was established in February 1999 and received initial funding from the Parent in April 1999. It is organized as an introducing broker-dealer and is exempt from the provisions of rule 15c3-3 of the Securities and Exchange Commission (the "SEC") as all customers' accounts, as defined, will be carried by the clearing broker.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management. Actual results could differ from those estimates.

The Company is a participant in the Stock Clearing Corporation of Philadelphia (the "SCCP") which provides trade recording and confirmation services. The deposit with clearing organizations represents a cash deposit required by the SCCP.

Depreciation of property and equipment is provided for by the straight-line method over the estimated useful lives of the related assets, generally 3 to 5 years.

The Company records commission income and related expenses from security transactions on a trade-date basis.

Exchange memberships are recorded at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

The Company files consolidated federal and combined state and local income tax returns with its Parent. The Company has net operating losses of approximately $465,000 to offset against future taxable income through 2022.

The Company recorded a deferred income tax asset for the tax effect of net operating loss carryforwards aggregating approximately $186,000. In recognition of the uncertainty regarding the ultimate amount of income tax benefits to be derived, the Company has recorded a valuation allowance of $186,000 at March 31, 2002.

2. NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2002, the Company had net capital of $133,089, which was $128,089 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .17 to 1.

3. PROPERTY AND EQUIPMENT:

Property and equipment, at cost, consists of the following:

		Estimated Useful Life
Computer equipment	$ 18,142	3 years
Office equipment	1,148	5 years
	19,290	
Less accumulated depreciation	(14,885)	
	$ 4,405	

4. RELATED PARTY:

Included in regulatory and exchange fees is $743,894 paid to the Philadelphia Stock Exchange for trades executed through the Parent's eVWAP™ (volume-weighted average price) trading system. Under an agreement between the Parent and the Philadelphia Stock Exchange, the Parent receives a portion of all eVWAP™ fees collected.

CROIX SECURITIES, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

Year ended March 31, 2002

Computation of net capital:	
Total stockholder's equity	$ 265,204
Less:	
Nonallowable assets:	
Property and equipment, net	4,405
Membership in exchange	69,752
Due from affiliates	52,395
Other assets	5,563
	132,115
Net capital	133,089
Minimum net capital required	5,000
Excess net capital	$ 128,089
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 18,082
Due to affiliates	3,719
	$ 21,801
Ratio of aggregate indebtedness to net capital	.17 to 1

The above computation of net capital does not differ materially from the computation of net capital as reported in Part II of Form X-17A-5 in the Company's unaudited FOCUS report as of March 31, 2002.

See Notes to Financial Statements

SUPPLEMENTARY INFORMATION

COMPUTATION AND DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

For the year ended March 31, 2002, the Company met the requirements for exemption from the provisions of SEC rule 15c3-3 and, accordingly, no computation is presented with regard to the reserve requirements pursuant to that rule.

In addition, because of the exemption under rule 15c3-3, no information relating to the possession or control requirements is presented.